UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________________________

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

_______________________________________

CAVITATION TECHNOLOGIES, INC.

(Name of Subject Company)

________________________________________

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14964W104

(CUSIP Number of Class of Securities)

Neil Voloshin

Cavitation Technologies, Inc.

10019 Canoga Avenue, Chatsworth, CA 91311

Telephone: (818) 718-0905

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

____________________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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INTRODUCTION

On October 20, 2026, BrightFlixx Finance (Luxembourg) S.A., a Luxembourg public limited company (“BrightFlixx” or “Purchaser”), disclosed that it was commencing (a) a cash tender offer for the outstanding shares of common stock of Cavitation Technologies, Inc., a Nevada corporation (“Company” or “CVAT”), and (b) a cash tender offer for the outstanding shares of common stock of Alchemy Beverages Inc., a Delaware corporation that is privately held (“Alchemy” or “ABI”). The concurrent cash tender offers for Company and Alchemy, respectively, have been included in two Tender Offer Statements filed by BrightFlixx on a Schedule TO-T filed with the Securities and Exchange Commission (“SEC”) on October 20, 2026 (which, together with any amendments and supplements thereto, is collectively referred to herein as the “Schedule TO-T”). The two Tender Offer Statements included in the Schedule TO-T consist of the following:

(a) Under the first Tender Offer Statement, Purchaser is offering to purchase, for cash, all of the outstanding shares of Company’s common stock (the “CVAT Shares” or “Shares”). Company’s common stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (“Exchange Act”) and Company is subject to continuous reporting under the Exchange Act. Purchaser’s offer to purchase all of the outstanding CVAT Shares is set forth in the CVAT Offer to Purchase dated October 20, 2026 attached as Exhibit (a)(1)(A) to this Schedule 14D-9 (the “CVAT Offer to Purchase”) and the CVAT Letter of Transmittal attached as Exhibit (a)(1)(B) to this Schedule 14D-9 (the “CVAT Letter of Transmittal”) (which, together with any amendments or supplements thereto, respectively, constitute the “CVAT Offer” or “Offer”).

(b) Under the second Tender Offer Statement, Purchaser is offering to purchase, for cash, all of the outstanding shares of Alchemy’s common stock (the “ABI Shares” or “Shares”). Company holds approximately 13.3% of the outstanding ABI Shares. The ABI Shares are not registered under the Exchange Act and Alchemy is not a reporting company under the Exchange Act. Purchaser’s offer to purchase all of the outstanding ABI Shares is set forth in the ABI Offer to Purchase dated October 20, 2026 attached as Exhibit (a)(1)(C) to this Schedule 14D-9 (the  “ABI Offer to Purchase”) and the ABI Letter of Transmittal attached as Exhibit (a)(1)(D) to this Schedule 14D-9 (the “ABI Letter of Transmittal”) (which, together with any amendments or supplements thereto, respectively, constitute the “ABI Offer” or “Offer”).

The two Tender Offer Statements have been included by Purchaser in its Schedule TO-T based on the following: (1) Company and Alchemy are affiliated within the meaning of the Exchange Act and the regulations promulgated thereunder, and (2) the consummation of each tender offer, and the obligation of Purchaser to purchase tendered shares pursuant to each offer, is conditioned upon the consummation of the other offer.

As part of the affiliation between Company and Alchemy, two of the three members of the board of directors of Company (the “Company Board”) comprise the board of directors of Alchemy (the “Alchemy Board”). In addition, the Chief Executive Officer of Company, Neil Voloshin, is also the Chief Executive Officer of Alchemy.

ITEM 1. SUBJECT COMPANY INFORMATION

A. Cavitation Technologies, Inc.

Name and Address

The name of the first or primary subject company is Cavitation Technologies, Inc., a Nevada corporation (referred to herein as “Company” or “CVAT”). The address of Company’s principal executive office is 10019 Canoga Avenue, Chatsworth, CA 91311. The telephone number of Company’s principal executive office is (818) 718-0905.

Securities

The title of the class of equity securities of Company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value of $0.001 per share (referred to herein as the “CVAT Shares” or “Shares”). As of October 16, 2026, there were 332,820,459 CVAT Shares issued and outstanding. In addition, as of October 16, 2026, there were 11,269,400 CVAT Shares issuable under outstanding warrants and 1,250,000 CVAT Shares issuable under outstanding convertible notes that, in each case, have an exercise or conversion price that will likely be less than the Final Offer Price determined under the CVAT Offer.

The CVAT Shares are traded on the OTCQB tier of the OTC Markets (“OTC Market”) under the ticker symbol “CVAT”.

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B. Alchemy Beverages Inc.

Name and Address

The name of the second subject company is Alchemy Beverages Inc., a Delaware corporation (referred to herein as “Alchemy” or “ABI”). The address of Alchemy’s principal executive office is 10019 Canoga Avenue, Chatsworth, CA 91311. The telephone number of Alchemy’s principal executive office is (818) 718-0905.

Securities

The title of the class of equity securities of Alchemy to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Alchemy’s common stock, par value of $0.001 per share (the “ABI Shares”). As of October 16, 2026, there were 18,798,473 ABI Shares issued and outstanding. As of October 9, 2026, ABI had outstanding liabilities of $88,441.81, which included convertible debt in the amount of $83,717.93 (with interest calculated as of June 30, 2026). Except for this convertible debt, there were no outstanding warrants, convertible notes or other instruments in or under which ABI Shares would be issuable upon the exercise by the holder of purchase or conversion rights.

All of the ABI Shares are privately held and none of the ABI Shares has been registered under the Exchange Act. The ABI Shares are not listed on any national stock exchange or the OTC Market and are not traded in any public market.

As of the date of this Schedule 14D-9, Company owns approximately 13.3% of the outstanding ABI Shares.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of Company, which is both the person filing this Schedule 14D-9 and the first or primary subject company, are set forth above under the heading “Name and Address” in Item 1. This Schedule 14D-9 is filed by Company both in response to the CVAT Offer and the ABI Offer, respectively.

CVAT Tender Offer

In and pursuant to the CVAT Offer to Purchase, Purchaser has proposed to purchase all of the outstanding CVAT Shares at a final offer price (the “Final Offer Price”) equal to (a) a net aggregate price of $35,000,000 less the outstanding liabilities of Company as of the close of the Record Date, divided by (b) the total number of CVAT Shares outstanding as of the close of the Record Date. For purposes of determining the Final Offer Price, the Record Date is December 24, 2026 (45 business days after the commencement date of the offer on October 20, 2026).

The Final Offer Price for CVAT Shares will be paid net to the holder of tendered CVAT Shares in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the CVAT Offer to Purchase and the related CVAT Letter of Transmittal. The CVAT Offer is described in a Tender Offer Statement on Schedule TO-T filed by Purchaser with the SEC on October 20, 2026.

The CVAT Offer is being made pursuant to a Tender Offer Agreement dated October 9, 2026 (as may be amended from time to time, the “BF-CVAT Agreement”), entered into by and between BrightFlixx and Company.

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Purchaser commenced within the meaning of Rule 14d-2 promulgated under the Exchange Act of 1934 (the “Exchange Act”) CVAT Offer on October 20, 2026. The CVAT Offer and all withdrawal rights will remain open and are initially scheduled to expire at 11:59 p.m., Pacific Time (or Pacific Daylight Time, if applicable) on January 26, 2027, the date that is 65 business days (calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following the commencement of the CVAT Offer (the “Expiration Time”). However, once the Final Offer Price is determined and publicly announced following the Record Date, Purchaser has indicated that the Expiration Time will be extended as necessary in order to give shareholders of Company at least thirty (30) business days to evaluate the Final Offer Price and decide whether to tender their CVAT Shares to the CVAT Offer (or to withdraw Shares that have been previously tendered).

Under the CVAT Offer to Purchase, the CVAT Offer is subject to various conditions (referred to as the “Offer Conditions”) that must be satisfied or waived (by Purchaser) upon the final (extended) expiration of the CVAT Offer and withdrawal rights. Upon the satisfaction or waiver of each of the Offer Conditions at the Expiration Time (as extended), Purchaser will be obligated to purchase, at the Final Offer Price, all CVAT Shares that have been validly tendered to the CVAT Offer (and not validly withdrawn).

The ABI Tender Offer

In and pursuant to the ABI Offer to Purchase, Purchaser has proposed to purchase all of the outstanding ABI Shares at a final offer price (the “Final Offer Price”) equal to (a) a net aggregate price of $7,000,000 less the outstanding liabilities of Alchemy as of the close of the Record Date, divided by (b) the total number of ABI Shares outstanding as of the close of the Record Date. For purposes of determining the Final Offer Price, the Record Date is December 24, 2026 (45 business days after the commencement date of the offer on October 20, 2026).

The Final Offer Price for ABI Shares will be paid net to the holder of tendered ABI Shares in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the ABI Offer to Purchase and the related ABI Letter of Transmittal. The ABI Offer is described in a Tender Offer Statement on Schedule TO-T filed by Purchaser with the SEC on October 20, 2026.

The ABI Offer is being made pursuant to a Tender Offer Agreement dated October 9, 2026 (as may be amended from time to time, the “BF-ABI Agreement”) entered into by and between BrightFlixx and Alchemy.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the ABI Offer on October 20, 2026. The ABI Offer and all withdrawal rights will remain open and are initially scheduled to expire at 11:59 p.m., Pacific Time (or Pacific Daylight Time, if applicable) on January 26, 2027, the date that is 65 business days (calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following the commencement of the ABI Offer (the “Expiration Time”). However, once the Final Offer Price for ABI Shares is determined and publicly announced following the Record Date, Purchaser has indicated that the Expiration Time will be extended as necessary in order to give shareholders of Alchemy at least thirty (30) business days to evaluate the Final Offer Price and decide whether to tender their ABI Shares to the ABI Offer (or to withdraw Shares that have been previously tendered).

Under the ABI Offer to Purchase, the ABI Offer is subject to various conditions (referred to as the “Offer Conditions”) that must be satisfied or waived (by Purchaser) upon the final (extended) expiration of the ABI Offer and withdrawal rights. Upon the satisfaction or waiver of each of the Offer Conditions at the Expiration Time (as extended), Purchaser will be obligated to purchase, at the Final Offer Price, all ABI Shares that have been validly tendered to the ABI Offer (and not validly withdrawn).

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Fairness Opinion for Alchemy

Since the ABI Shares are all privately held, are not listed on any national stock exchange, and are not traded in any public market, there is no objective criteria available by which to measure the prevailing market value of ABI or the ABI Shares. For that reason, under the terms of the BF-ABI Agreement, ABI will obtain, from an independent third party having expertise in the appraisal and valuation of ongoing businesses, a fairness opinion (the “Fairness Opinion”) for the purpose of determining the fair market value of ABI and the ABI Shares (capitalized value).

In the event that the Fairness Opinion estimates that the fair market value of Alchemy is greater than $7 million, then and in such event:

•	under the terms of the BF-ABI Agreement, Purchaser and Alchemy will take the valuation into consideration in determining whether the Final Offer Price for ABI Shares should be increased. In addition, Alchemy will have the right, during a 5-day negotiations period, to attempt to obtain a higher price for ABI Shares to reflect the value of ABI estimated in the Fairness Opinion. If negotiations fail to achieve an increase in the Final Offer Price that will enable the Alchemy Board to issue a positive final board recommendation that recommends the ABI Offer to shareholders of ABI, then either Alchemy or Purchaser may terminate the BF-ABI Agreement, causing Purchaser to withdraw and terminate the ABI Offer; and

•	under the terms of the BF-CVAT Agreement, Company will have a similar right, during a 5-day negotiations period, to attempt to obtain a higher Final Offer Price for CVAT Shares in order to obtain for Company shareholders a proportionately higher price that reflects the estimated increase in the value of ABI Shares held by Company. If negotiations fail to achieve an increase in the Final Offer Price for CVAT Shares that reflects a proportionate increase in the value of ABI Shares based on the Fairness Opinion, Company will have the right to terminate the BF-CVAT Agreement, causing Purchaser to withdraw and terminate the CVAT Offer.

Since one of the Offer Conditions in both the CVAT Offer and the ABI Offer is the successful consummation of the other offer (i.e. a “cross-condition”), any termination of either the BF-CVAT Agreement or the BF-ABI Agreement, as the case may be, will cause both offers to be terminated and withdrawn by Purchaser.

Additional Information

The above and foregoing summary of the CVAT Offer is qualified in its entirety by the description contained in the CVAT Offer to Purchase, the CVAT Letter of Transmittal, and the BF-CVAT Agreement. Copies of the CVAT Offer to Purchase, the CVAT Letter of Transmittal, and the BF-CVAT Agreement are attached hereto as Exhibit (a)(1)(A), Exhibit (a)(1)(B) and Exhibit (d)(1), respectively, and are incorporated by reference.

The above and foregoing summary of the ABI Offer is qualified in its entirety by the description contained in the ABI Offer to Purchase, the ABI Letter of Transmittal, and the BF-ABI Agreement. Copies of the ABI Offer to Purchase, the ABI Letter of Transmittal, and the BF-ABI Agreement are attached hereto as Exhibit (a)(1)(C), Exhibit (a)(1)(D) and Exhibit (d)(2), respectively, and are incorporated by reference.

As Purchaser has disclosed in its Schedule TO, the principal executive office of Purchaser is located at 12C, Rue Guillaume J. Kroll, L-1882 Luxembourg, Grand Duchy of Luxembourg (Telephone: +41 79 509 33 77).

This Schedule 14D-9 filed by Company, together with information relating to the CVAT Offer and the ABI Offer, respectively, including the documents relating to each such offer, can be obtained without charge from the SEC’s website at www.sec.gov and at Purchaser’s information website at brightflixx.capital.

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ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

A. The CVAT Tender Offer

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of Company, there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (a) its executive officers, directors or affiliates, or (b) Purchaser or its executive officers, directors or affiliates on the other hand.

CVAT Agreements with Purchaser

BF-CVAT Agreement

The CVAT Offer and the CVAT Offer to Purchase have been made by Purchaser pursuant to the terms and conditions set forth in the BF-CVAT Agreement. The BF-CVAT Agreement governs the contractual rights between the Company and Purchaser in relation to the CVAT Offer and the CVAT Offer to Purchase. The BF-CVAT Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s shareholders with information concerning the terms of the BF-CVAT Agreement. The Company’s shareholders are not third-party beneficiaries of the BF-CVAT Agreement (except for the right of the Company’s shareholders to obtain payment for Shares accepted for payment by Purchaser and to receive a return of tendered Shares that are not accepted or purchased by Purchaser).

BF-CVAT Confidentiality Agreement

On October 9, 2026, following the execution of the BF-CVAT Agreement, the Company and Purchaser entered into a Confidentiality Agreement dated October 9, 2026 (the “BF-CVAT Confidentiality Agreement”). Under the terms of the BF-CVAT Confidentiality Agreement, each party agreed, subject to certain limitations, to keep confidential certain non-public information about the other party in connection with this transaction. Under the BF-CVAT Confidentiality Agreement, information that is publicly disclosed, or required to be disclosed in connection with this transaction, is not considered confidential information.

Arrangements between Company and its Executive Officers, Directors and Affiliates

Other than as disclosed in this Schedule 14D-9, there are no arrangements existing between or among Company and its executive officers, directors or affiliates that would cause such officers, directors or affiliates to have interests in the CVAT Offer that may be different from, or in addition to, the interests of the Company’s shareholders in general.

Effect of the CVAT Offer on CVAT Shares and Warrants

Certain of Company’s directors and officers hold CVAT Shares and warrants to purchase CVAT Shares. Except as provided in the table below, none of Company’s directors or officers holds beneficial interests in CVAT Shares or in Company warrants, stock options, restricted stock units or other interests under or through any Company incentive or stock purchase plan.

CVAT Shares and Warrants

The Company’s directors and officers that tender CVAT Shares pursuant to the CVAT Offer will be entitled to receive the same Final Offer Price per share on the same terms and conditions as the other Company shareholders.

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As reported in Company’s Annual Report on Form 10-K for the period ended June 30, 2026, filed with the SEC on October 6, 2026, the following table provides information concerning the beneficial ownership of CVAT Shares as of September 26, 2026.

Name of Beneficial Owner	Notes	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Neil Voloshin President, Principal Executive Officer, Principal Accounting Officer and Director	(2)	17,712,390	5.5%

Jerry Bailey, PhD Director (Independent)	(3)	1,400,000	*

Peter N. Christos Director (Independent)	(4)	1,000,000	*

* Less than 1%

(1) Unless otherwise specified, the mailing address of directors and officers is in care of Company.

(2) Consists of 17,712,390 CVAT Shares, including 4,000,000 restricted CVAT Shares granted on June 21, 2022.

(3) Consists of warrants exercisable for 1,400,000 CVAT Shares.

(4) Consists of warrants exercisable for 1,000,000 CVAT Shares.

Mr. Voloshin has advised Company of his intention, voluntarily and without any agreement or commitment to do so, to tender all of his CVAT Shares pursuant to the CVAT Offer. Messrs. Bailey and Christos have advised Company that, if the trading price of CVAT Shares prior to the Expiration Time of the CVAT Offer exceeds the exercise price in the warrants that each of them holds, they each intend, voluntarily and without any agreement or commitment to do so, to exercise their warrants and tender in or pursuant to the CVAT Offer the CVAT Shares issued to them upon exercise of the warrants.

Employment Agreements

None of the officers of Company are parties to any employment agreement with Company, including any agreement or arrangement that would provide severance or other benefits to the officer upon termination of such officer’s employment with Company, either with or without cause. Officers of Company are at-will employees.

Compensation Arrangements Entered Into In Connection with the CVAT Offer

No compensation arrangement has been entered into by Company with any director, officer or employee in connection with the CVAT Offer.

Annual Bonuses

No annual bonuses have been or will be paid to directors, officers or employees of Company in connection with the CVAT Offer.

Officer and Director Arrangements Upon Completion of the CVAT Offer

As of the date of this Schedule 14D-9, none of Company’s current directors or officers have entered into any agreement or arrangement with Purchaser or its affiliates regarding continued service with Purchaser or any of its affiliates following the successful completion of the CVAT Offer. However, it is possible that Purchaser or its affiliates may enter into employment or other arrangements with Company’s executive management in the future.

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Continuing Employee Benefits.

As of the date of this Schedule 14D-9, Company has two full-time employees, including Mr. Voloshin, its President, Principal Executive Officer and Principal Accounting Officer. Except with respect to any benefits mandated by applicable law for any employee of Company, neither Mr. Voloshin nor any other officer or employee of Company will receive continuing benefits following the closing of the CVAT Offer, except for and as part of any continued employment by Company during any transition period following completion of the CVAT Offer or pursuant to any new employment arrangement with Purchaser or its affiliates in the future.

Indemnification and Insurance

Other than corporate indemnification that may be provided by Company to directors and officers under Company’s governing documents, Company does not maintain officers and directors liability insurance (or equivalent coverage) and nothing in the BF-CVAT Agreement provides indemnity protection to the directors and officers of Company.

Information Regarding Golden Parachute Compensation

As of the date of this Schedule 14D-9, there are no agreements or understandings, whether written or unwritten, between any director or executive officer of Company or any of its affiliates concerning any type of compensation, whether present, deferred, or contingent, that is based upon or otherwise relates to the CVAT Offer that would qualify as “golden parachute compensation” under Item 402(t) of Regulation S-K. Accordingly, no table or quantitative disclosure is required under Item 402(t) of Regulation S-K.

Effect of the CVAT Offer on Director and Officer Indemnification and Insurance

Nothing in the BF-CVAT Agreement provides for indemnification or insurance rights in favor of any person that is or was a director or officer of Company. All rights to indemnification and advancement of expenses in favor of any director, officer or employee of Company provided in or under Company’s governing documents will survive any successful completion of the CVAT Offer and will continue in full force and effect in accordance with their respective terms. As of the date of this Schedule 14D-9, Company does not maintain any officers and directors liability insurance (or equivalent coverage).

B. The ABI Tender Offer

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of Alchemy, there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between Alchemy or its affiliates, on the one hand, and (a) its executive officers, directors or affiliates, or (b) Purchaser or its executive officers, directors or affiliates on the other hand.

ABI Agreements with Purchaser

BF-ABI Agreement

The ABI Offer and the ABI Offer to Purchase have been made by Purchaser pursuant to the terms and conditions set forth in the BF-ABI Agreement. The BF-ABI Agreement governs the contractual rights between Alchemy and Purchaser in relation to the ABI Offer and the ABI Offer to Purchase. The BF-ABI Agreement has been included as an exhibit to this Schedule 14D-9 to provide Alchemy’s shareholders with information concerning the terms of the BF-ABI Agreement. Alchemy’s shareholders are not third-party beneficiaries of the BF-ABI Agreement (except for the right of Alchemy’s shareholders to obtain payment for ABI Shares accepted for payment by Purchaser and to receive a return of tendered ABI Shares that are not accepted or purchased by Purchaser).

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BF-ABI Confidentiality Agreement

On October 9, 2026, following the execution of the BF-ABI Agreement, Alchemy and Purchaser entered into a Confidentiality Agreement dated October 9, 2026 (the “BF-ABI Confidentiality Agreement”). Under the terms of the BF-ABI Confidentiality Agreement, each party agreed, subject to certain limitations, to keep confidential certain non-public information about the other party in connection with this transaction. Under the BF-ABI Confidentiality Agreement, information that is publicly disclosed, or required to be disclosed in connection with this transaction, is not considered confidential information.

Arrangements between Alchemy and its Executive Officers, Directors and Affiliates

Other than as disclosed in this Schedule 14D-9, there are no arrangements existing between or among Alchemy and its executive officers, directors or affiliates that would cause such officers, directors or affiliates to have interests in the ABI Offer that may be different from, or in addition to, the interests of Alchemy’s shareholders in general.

Effect of the ABI Offer on ABI Shares

Certain of Alchemy’s directors and officers hold ABI Shares. Except as provided in the table below, none of Alchemy’s directors or officers holds beneficial interests in ABI Shares or in Alchemy warrants, stock options, restricted stock units or other interests under or through any Alchemy incentive or stock purchase plan.

ABI Shares

Alchemy’s directors and officers that tender ABI Shares pursuant to the ABI Offer will be entitled to receive the same Final Offer Price per share on the same terms and conditions as the other Alchemy shareholders.

The following table provides information concerning the beneficial ownership of ABI Shares as of September 26, 2026.

Name of Beneficial Owner	Notes	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Neil Voloshin President, Chief Executive Officer, Principal Accounting Officer and Director	(2)	4,650,000	24.7%

Peter N. Christos Director	(3)	250,000	*

* Less than 1%

(1) Unless otherwise specified, the mailing address of directors and officers is in care of Alchemy.

(2) Consists of 4,650,000 ABI Shares.

(3) Consists of 250,000 ABI Shares.

Messrs. Voloshin and Christos have advised Alchemy, respectively, of their intention to await the determination and announcement of the Final Offer Price for ABI Shares, including any adjustments thereto that may result from the Fairness Opinion, before deciding whether to tender their ABI Shares in the ABI Offer.

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Employment Agreements

None of the officers of Alchemy are parties to any employment agreement with Alchemy, including any agreement or arrangement that would provide severance or other benefits to the officer upon termination of such officer’s employment with Alchemy, either with or without cause.

Compensation Arrangements Entered Into In Connection with the ABI Offer

No compensation arrangement has been entered into by Alchemy with any director, officer or employee in connection with the ABI Offer.

Annual Bonuses

No annual bonuses have been or will be paid to directors, officers or employees of ABI in connection with the ABI Offer.

Officer and Director Arrangements Upon Completion of the ABI Offer

As of the date of this Schedule 14D-9, none of Alchemy’s current directors or officers have entered into any agreement or arrangement with Purchaser or its affiliates regarding continued service with Purchaser or any of its affiliates following the successful completion of the ABI Offer. However, it is possible that Purchaser or its affiliates may enter into employment or other arrangements with Alchemy’s executive management in the future.

Continuing Employee Benefits.

As of the date of this Schedule 14D-9, Alchemy has no employees other than Mr. Voloshin, its President, Chief Executive Officer and Principal Accounting Officer. Except with respect to any benefits mandated by applicable law for any employee of Alchemy, neither Mr. Voloshin nor any other officer or employee of Alchemy will receive continuing benefits following the closing of the ABI Offer, except for and as part of any continued employment by Alchemy during any transition period following completion of the ABI Offer or pursuant to any new employment arrangement with Purchaser or its affiliates in the future.

Indemnification and Insurance

Other than corporate indemnification that may be provided by Alchemy to directors and officers under Alchemy’s governing documents, Alchemy does not maintain officers and directors liability insurance (or equivalent coverage) and nothing in the BF-ABI Agreement provides indemnity protection to the directors and officers of Alchemy.

Information Regarding Golden Parachute Compensation

As of the date of this Schedule 14D-9, there are no agreements or understandings, whether written or unwritten, between any director or executive officer of Alchemy or any of its affiliates concerning any type of compensation, whether present, deferred, or contingent, that is based upon or otherwise relates to the ABI Offer that would qualify as “golden parachute compensation” under Item 402(t) of Regulation S-K. Accordingly, no table or quantitative disclosure is required under Item 402(t) of Regulation S-K.

Effect of the ABI Offer on Director and Officer Indemnification and Insurance

Nothing in the BF-ABI Agreement provides for indemnification or insurance rights in favor of any person that is or was a director or officer of Alchemy. All rights to indemnification and advancement of expenses in favor of any director, officer or employee of Alchemy provided in or under Alchemy’s governing documents will survive any successful completion of the ABI Offer and will continue in full force and effect in accordance with their respective terms. As of the date of this Schedule 14D-9, Alchemy does not maintain any officers and directors liability insurance (or equivalent coverage).

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ITEM 4. THE SOLICITATION OR RECOMMENDATION

A. The CVAT Tender Offer

Recommendation of the Company’s Board

At a meeting of the Company Board held by audio teleconference on October 26, 2026, after careful consideration, the Company Board unanimously (1) determined that the BF-CVAT Agreement and the cash tender offer for CVAT Shares contemplated thereby, including the resulting CVAT Offer announced by Purchaser on October 20, 2026, are fair and in the best interests of Company and its shareholders, (2) approved and declared advisable the BF-CVAT Agreement and the tender offer transaction contemplated thereby, including the resulting CVAT Offer, in accordance with the requirements of Nevada law, and (3) determined, as the initial recommendation of the Company Board, that the holders of CVAT Shares should accept the CVAT Offer and tender their CVAT Shares to Purchaser pursuant to the CVAT Offer.

The Company Board unanimously recommends, as its initial recommendation, that Company’s shareholders accept the CVAT Offer and tender their CVAT Shares to Purchaser in the CVAT Offer.

In accordance with the BF-CVAT Agreement, the Company Board reserves the right, following a review of the Final Offer Price for CVAT Shares determined and publicly announced following the Record Date (including any adjustments thereto that may result from the Fairness Opinion obtained by Alchemy), to issue a final Board recommendation on the CVAT Offer to shareholders of Company.

Background of the CVAT Offer

Company was originally incorporated as Hydrodynamic Technology, Inc. on January 29, 2007 in California as a development stage company engaged primarily in the application of environmentally friendly NANO technology based systems. In October 2008, Hydrodynamic was acquired through a reverse merger by Bioenergy Inc., a corporation organized in Nevada on May 6, 2006. Bioenergy  Inc. registered its securities pursuant to Section 12(g) of the Exchange Act. As a result of the reverse merger, Company (in the name of Bioenergy Inc.) became a publicly traded company and its common stock was first publicly traded on November 11, 2008. Following the reverse merger, on October 10, 2008, Bioenergy Inc. changed its name to Cavitation Technologies, Inc.

Desmet Ballestra Agreements and Licenses

Through early research and development, the Company developed the Green D De-gumming System, a vegetable oil degumming system, and the Bioforce 9000 Reactor Skid System, each of which was based on nano cavitation technologies supported by patents developed by Company or acquired from inventors that were or became the executive officers and directors of Company.

On or about November 10, 2010, after joint testing of a proprietary nano reactor developed by Company for use in soybean oil refineries, Company entered into an initial Technology License, Marketing and Collaboration Agreement with Desmet Ballestra Group S.A. (later having its global parent entity named Desmet Ballestra Group) (“Desmet”), a Belgian company and a global leader in providing engineering services and equipment to refiners in the vegetable oil and biofuels industries. On May 14, 2012, Company entered into a global R&D, Marketing and Technology License Agreement with Desmet that superseded and expanded the original technology license agreement. Under this agreement, Company granted to Desmet a limited, exclusive license and right to develop, design and supply Company’s CTi Nano Neutralization® System (the key component of which was the proprietary Nano Reactor® developed by Company) on a global basis for vegetable oil fats and oleo applications. Following the May 14, 2012 agreement, Company entered into three-year licensing agreements with Desmet on January 22, 2016, on October 1, 2018, on November 1, 2021, and thereafter on February 15, 2024, each of which modified and replaced earlier licensing agreements with modified license payment and other terms.

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From May 2012 until October 2024, the license payments and royalties generated by the global license agreements with Desmet were the primary (and at times sole) source of revenue for Company. In October 2024, Company and Desmet effectively terminated their existing license agreements by entering into a Patent Assignment and License-Back Agreement. Under the patent assignment agreement, Company assigned to Desmet certain of its patents, intellectual property rights, and trademarks related to vegetable oil refining for the sum of $880,000 in cash. Under the terms of this patent assignment agreement, Company reserved from the patent assignments, and received as a grant-back license, a worldwide, exclusive, transferable and royalty-free license to practice and use the assigned patents (and associated technical information) in the fields of (1) water and wastewater processing, recovery, recycling and purification (including oilfield wastewater), and (2) the manufacture, distillation, brewing, enhancement, sale, and marketing of alcoholic beverages (referred to as the “Licensed Fields”). Company also retained the exclusive right to use the “Nano Reactor®” in any of its businesses, systems and products that are related to the Licensed Fields.

As a result of the Patent Assignment and License-Back Agreement with Desmet in October 2024, all licensing payments and royalties being paid to Company under earlier license agreements with Desmet ended.

Water and Wastewater Technology

Beginning in or about 2019, Company began pursuing commercial opportunities in the field of water and wastewater treatment, processing, recycling and purification, including oilfield wastewater processing. In April 2019, Company and Delaware Water Company, LLC (Delaware) formed a 50-50 owned limited liability company named Enviro WaterTek (“Enviro”) for the purpose of using Company’s Low Pressure Nano Reactor (LPN™) technology in the industrial treatment of oilfield wastewater, including wastewater generated by fracking. For the ensuing 5-year period, Enviro had limited operations, currently engaging in infrequent system trials without generating any meaningful revenue. In June 2023, Company was forced to take an investment impairment in Enviro of approximately $1.1 million.

To date, Company has installed its proprietary water and wastewater treatment system at a major remediation company in Texas and at a greenhouse farming operation in Canada for trial testing and evaluation purposes. In addition, Company has made certain of its proprietary equipment available to Cargill, a global food company, for testing potential applications of its water and wastewater treatment technology in the food processing industry. To date, none of these demonstration and testing projects has resulted in any sales or licensing agreements or other commercial arrangements.

More recently Company has developed what it refers to as “Cavitation Non-Thermal Plasma” (“CNTP”), an innovative process that combines cavitation and cold plasma technologies to enhance water treatment efficiency. Testing of this technology is ongoing and Company has indicated that additional funding, through corporate debt or equity financing, will be required to more fully develop the CNTP process.

In Company’s Annual Report on Form 10-K for the period ended June 30, 2026, filed with the SEC on October 6, 2026, Company reported that it received minimal revenue during fiscal year 2026 since most of its revenue in fiscal year 2025 (and prior years) resulted from the sale of proprietary reactors to Desmet. These sales ended following the assignment of certain of Company’s patents to Desmet under the Patent Assignment and License-Back Agreement in October 2024. In addition, no revenue has been generated under Company’s technology and equipment licensing agreement with Enviro.

While Company is continuing in its efforts to develop new technologies and applications and to pursue co-ventures and licensing arrangements that will commercialize its technologies, particularly in the field of water and wastewater treatment, remediation and purification, to date (other than Enviro) Company has not entered into any commercial or licensing arrangements in this field.

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Alchemy Beverages Inc.

On February 23, 2018, Alchemy Beverages Inc. was incorporated in Delaware (referred to herein as “Alchemy”). In June 2018, Company and Alchemy entered into a series of technology, processing and equipment licensing agreements, later amended, in which Company granted to Alchemy certain limited, worldwide, exclusive, royalty-bearing licenses and rights to use Company’s proprietary technologies, processes and equipment (including the Nano Reactor®), in developing, manufacturing, commercializing and marketing alcoholic beverages. As the primary consideration for Company’s grant of technology and equipment licenses to Alchemy, Company received a total of 2,500,000 ABI Shares.

Using the technology and equipment licenses granted by Company, Alchemy has developed and is in the process of commercializing and marketing a consumer smart appliance that may be used to process and enhance alcoholic beverages through patented cavitation/clarification technologies. This appliance is being developed as a “desk-top” consumer appliance that will be marketed under the “Barmuze™” product name and brand, a trademark originally registered in the U.S. on November 2, 2021.

In addition to the commercialization of the Barmuze™ consumer appliance, ABI is currently evaluating whether to design, manufacture, distill and market its own brand of alcoholic beverages using the cavitation/clarification technologies licensed by Company to Alchemy.

While ABI continues in its efforts to commercialize the Barmuze™ desk-top consumer appliance for processing and enhancing alcoholic beverages, these efforts have been constrained by a lack of funding and capital. To date, ABI has generated minimal revenue from the commercialization of products utilizing the technologies and equipment licenses granted by Company.

Tender Offer Agreements with European Guarantee Services S.à r.l.

In March 2026, Company and European Guarantee Services S.à r.l. (“EGS”), a Luxembourg private limited company engaged in private financial and wealth management, signed a (mostly nonbinding) Letter of Intent dated March 30, 2026. The Letter of Intent was signed by Dr. Kassem Lahham, as the Executive Director of EGS, acting on behalf of a select group of high-net-worth individuals, family businesses and offices, and strategic capital partners. Under the nonbinding provisions of the Letter of Intent, EGS expressed an intent to acquire all of the outstanding capital stock of Company, Alchemy, and Xyra Corp., a recently formed subsidiary of Company.

In August 2026, Company and EGS entered into a Tender Offer Agreement dated August 14, 2026 (“EGS-CVAT Agreement”), which provided that EGS would initiate a cash tender offer for all of the outstanding CVAT Shares. Pursuant to the EGS-CVAT Agreement, the Final Offer Price (per share) for all CVAT Shares tendered in the offer would be equal to (1) a net aggregate price of $35,000,000, less the outstanding liabilities of Company at the close of a Record Date (a date that is 45 business days after the offer commencement date), divided by (2) the total number of CVAT Shares outstanding as of the close of the Record Date. The EGS-CVAT Agreement was publicly disclosed by Company in a Press Release issued on August 17, 2026, and in Company’s Current Report on Form 8-K, filed with the SEC on August 19, 2026. (Copies of the Press Release and the EGS-CVAT Agreement are filed as exhibits to the Form 8-K Current Report filed with the SEC on August 19, 2026; the EGS-CVAT Agreement was also reported by Company in its Annual Report on Form 10-K for the period ended June 30, 2026, filed with the SEC on October 6, 2026).

Concurrently with Company’s entry into the EGS-CVAT Agreement, Alchemy and EGS entered into a separate Tender Offer Agreement dated August 14, 2026 (“EGS-ABI Agreement”), which provided that EGS would initiate a cash tender offer for all of the outstanding ABI Shares. Pursuant to the EGS-ABI Agreement, the Final Offer Price (per share) for all ABI Shares tendered in the offer would be equal to (1) a net aggregate price of $7,000,000, less the outstanding liabilities of Alchemy at the close of a Record Date (a date that is 45 business days after the offer commencement date), divided by (2) the total number of ABI Shares outstanding as of the close of the Record Date. The EGS-ABI Agreement was publicly disclosed by Company in the Press Release issued by Company on August 17, 2026, and in Company’s Current Report on Form 8-K, filed with the SEC on August 19, 2026. (A copy of the EGS-ABI Agreement is filed (behind the EGS-CVAT Agreement) as an exhibit to Company’s Current Report on Form 8-K filed with the SEC on August 19, 2026).

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On or about October 2, 2026, Dr. Kassem Lahham, the Executive Director of EGS and the key proponent of the tender offers to acquire both Company and Alchemy, advised Company’s executive officer, Mr. Voloshin, that he had resigned from his position as the Executive Director of EGS.

On October 8, 2026, Company terminated the EGS-CVAT Agreement pursuant to a written notice of termination to EGS. In addition, Alchemy terminated the EGS-ABI Agreement pursuant to a written notice of termination to EGS. Following termination of these agreements, Company entered into a replacement Tender Offer Agreement dated October 9, 2026 with BrightFlixx Finance (Luxembourg) S.A. (a copy of which is filed as Exhibit (d)(1) to this Schedule 14D-9 and is referred to herein as the “BF-CVAT Agreement”), and Alchemy entered into a replacement Tender Offer Agreement dated October 9, 2026 with BrightFlixx as well (a copy of which is filed as Exhibit (d)(2) to this Schedule 14D-9 and is referred to herein as the “BF-ABI Agreement”).

On October 20, 2026, BrightFlixx (also referred to as “Purchaser”) filed its Schedule TO-T and announced both the CVAT Offer and the ABI Offer.

Reasons for the Company Board’s Recommendation

The Company Board’s initial recommendation that Company shareholders should tender their CVAT Shares to the CVAT Offer is based on the following:

1. With the Company’s assignment of certain of its patents relating to vegetable oil refining to Desmet in October 2024 - despite the fact that the terms of the Patent Assignment and License-Back Agreement were favorable from Company’s standpoint - Company no longer receives a relatively consistent revenue stream from the sale of reactors and related equipment to Desmet. This effectively removed a “revenue floor” for Company that had been in place for approximately a decade.

2. While Company’s proprietary technologies and intellectual property remain valuable and are supported by a substantial patent portfolio - particularly in the field of water and wastewater treatment and remediation and fluid processing - the performance of Enviro WaterTek, the co-venture between Company and Delaware Water Company, remains below our expectations and in 2023 prompted Company to take an investment impairment charge of $1.1 million. While Company believes that significant commercial opportunities exist in the application of its proprietary technologies and equipment to the treatment and remediation of oilfield wastewater, pursuing these opportunities will require substantial funding by Company and a marketing team to establish new business or licensing arrangements with oil and gas producers and operators in the U.S. oilpatch. Even if Company obtains the funding and is able to deploy marketing personnel in this area, there is no guarantee that Company will achieve new business or licensing arrangements in the oilfield wastewater space that will generate meaningful revenue for Company on a consistent basis.

3. Although Company continues to pursue business and licensing opportunities with corporate and industrial customers in the application of its proprietary water and wastewater treatment and remediation technologies and equipment to municipal water systems and in the agriculture and food processing sectors, Company’s demonstration and testing trials with potential customers, each of which causes Company to incur substantial costs, have not to date resulted in business or licensing arrangements that could generate meaningful revenue for Company on a consistent basis.

4. While Company continues in its efforts to develop new applications for its proprietary technologies, processes and equipment - such as the work Company is currently conducting in the development of “Hydroplasma”, an innovative process that combines cavitation and cold plasma technologies to enhance water treatment efficiency - development of these new or enhanced applications will also require substantial funding and capital for the design and manufacture of proprietary equipment and in developing models for demonstration and test trial purposes.

5. While Alchemy’s development of the Barmuze™ desk-top consumer appliance in the area of alcoholic beverage enhancement is to be applauded, to date Alchemy has not had access to the capital that will be required to commercially develop and launch a robust marketing program that will be required to fully commercialize its Barmuze™ brand and products. As a result, Alchemy has not been able to generate any meaningful revenue from products that it has designed, and that may be manufactured and marketed, using the technology, process and equipment licenses that Company has granted exclusively to Alchemy.

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6. Based on the foregoing - and as reflected in Company’s Annual Report on Form 10-K for the period ended June 30, 2026, filed with the SEC on October 6, 2026 - Company’s revenue and cash flow are currently constrained, making it difficult for Company to raise capital for continued research and development, for or in the manufacture of its proprietary equipment, and for the demonstration and trial testing that is typically required by potential corporate and industrial customers. These constraints, unless they can be overcome or corrected by Company, will likely inhibit Company’s ability to build and maximize value for its shareholders.

7. Based on the price formula contained in the CVAT Offer, the Final Offer Price (per share) for CVAT Shares tendered to the CVAT Offer will be based on two variables - the amount of outstanding liabilities of Company and the total number of CVAT Shares outstanding as of the close of the Record Date. Using this formula, Company and the Company Board anticipate that the Final Offer Price (per share) for CVAT Shares validly tendered in the CVAT Offer, determined and announced by Purchaser following the Record Date, will likely be in a range of from $0.0975 per share to $0.1029 per share. We base this estimated price range on an examination of three hypothetical scenarios:

Starting Premise:

As of October 16, 2026, Company had $738,000 in outstanding liabilities and there were 332,820,459 CVAT Shares outstanding, with 11,269,400 CVAT Shares issuable under outstanding warrants and 1,250,000 CVAT Shares issuable under outstanding convertible notes.

Scenario 1:

Assuming that, at the close of the Record Date, Company still has $738,000 in outstanding liabilities and none of the 12,519,400 CVAT Shares issuable under outstanding warrants and convertible notes has been exercised or converted to CVAT Shares, the Final Offer Price (per share) would be equal to (1) a net aggregate price of $34,262,000, divided by (2) 332,820,459 CVAT Shares outstanding. Under this scenario, viewed as an estimate, the Final Offer Price would be $0.1029 per share.

Scenario 2:

On or about October 28, 2026, Company issued a new convertible note in the principal amount of $100,000, with outstanding principal and accrued interest convertible to CVAT Shares at or prior to maturity. Assuming that, as of the Record Date, Company’s outstanding liabilities have increased to $838,000 and that 12,519,400 CVAT Shares have been issued upon exercise or conversions under outstanding warrants and convertible notes, the Final Offer Price would be equal to (1) a net aggregate price of $34,162,000, divided by (2) 345,339,859 CVAT Shares outstanding. Under this scenario, viewed as an estimate, the Final Offer Price would be  $0.0989 per share.

Scenario 3:

Under the terms of the BF-CVAT Agreement, Company will be entitled, prior to expiration of the CVAT Offer, to issue up to 5,000,000 CVAT Shares in private placements for the purpose of raising needed capital for Company’s ongoing operations and fees and costs incurred by Company in connection with this transaction. Assuming that, as of the Record Date, Company’s outstanding liabilities have increased to $838,000, that 12,519,400 CVAT Shares have been issued upon exercise or conversions under outstanding warrants and convertible notes, and that Company has issued an additional 5,000,000 CVAT Shares to investors in private transactions, the Final Offer Price would be equal to (1) a net aggregate price of $34,162,000, divided by (2) 350,339,859 CVAT Shares outstanding. Under this scenario, viewed as an estimate, the Final Offer Price would be $0.0975 per share.

8. The following table sets forth, for the calendar quarters indicated, an average of the high and low sales prices per share for CVAT Shares traded in the OTCQB tier of the U.S. OTC Markets (“OTC Market”), as reported by published financial sources.

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Cavitation Technologies, Inc. (CVAT) Historical Stock Prices

Quarterly Trading Highs and Lows (June 30, 2025 – June 30, 2026)

Calendar Quarter	High Price (USD)	Low Price (USD)
Q3 2025 (July 1 – Sept 30, 2025)	$0.06	$0.02
Q4 2025 (Oct 1 – Dec 31, 2025)	$0.08	$0.04
Q1 2026 (Jan 1 – Mar 31, 2026)	$0.05	$0.03
Q2 2026 (Apr 1 – June 30, 2026)	$0.04	$0.02

During the past twenty-four months, published resources indicate that CVAT Shares have traded in the OTC Market from a low of $0.0216 per share to a multi-month/year high of approximately $0.11 per share. The high of $0.11 was reached during Q4 2025 which, as indicated in the table above, produced a quarterly average high of $0.08 per share. Beginning in Q1 2026, both the quarterly average of highs and lows for CVAT Shares have decreased significantly. On October 16, 2026, the last trading price of CVAT Shares in the OTC Market was $0.03194 per share. On November 2, 2026, the trading day immediately preceding the date of filing this Schedule 14D-9, the last trading price of CVAT Shares in the OTC Market was $0.0303 per share.

Based on a review of the average quarterly high/low trading prices of CVAT Shares in the OTC Market and more recent closing prices, if the Final Offer Price (per share) determined following the Record Date achieves or exceeds our “low end” estimate of $0.0975 per share, that price will be higher than the highest quarterly average of high trading prices for CVAT Shares during the past 12-14 months (which occurred in Q4 2025) and will represent an approximate 300% premium over the recent trading price of CVAT Shares in the OTC Market.

9. After careful consideration by the Company Board - based largely on the facts summarized above in paragraphs 1 through 6, and after considering the potential range of the Final Offer Price (per share) for CVAT Shares that will be determined and announced following the Record Date, and comparing this price range estimate with both a quarterly average of the high/low prices of CVAT Shares and recent trading prices of CVAT Shares in the OTC Market - the Company Board reached the following conclusions:

•	Without currently having business and licensing arrangements in place, there is presently no clear path for Company to achieve the revenue levels that it has enjoyed in prior years and the constraints on revenue and cash flow, unless corrected, will place Company’s financial condition at risk within the next few quarters, undermining Company’s overriding objective of maximizing value to shareholders;

•	To achieve consistent and meaningful levels of revenue for Company, the commercial opportunities available to Company and its proprietary technologies, processes and equipment may only be converted to profitable business, licensing and marketing arrangements if the Company is able to secure substantial funding for continued research and development, for marketing programs, and to manufacture the equipment and produce the integrated product systems that can be shipped to potential industrial customers for demonstration and trial testing purposes. Despite having the need for substantial capital to fund Company’s projects, the existing constraints on revenue and cash flow present barriers to securing additional capital through corporate debt with favorable terms or through equity financing without substantially diluting the holdings of Company’s shareholders;

•	The estimated range of the Final Offer Price (per share) under the CVAT Offer determined on or following the Record Date is or likely will be a fair price and represents a substantial premium to current trading prices for CVAT Shares in the OTC Market. Moreover, the estimated range of the Final Offer Price under the CVAT Offer exceeds the best or highest quarterly average of “highs” in the trading price for CVAT Shares during at least the last 12-14 months;

•	The risks associated with Company’s continued operations (in the absence of the CVAT Offer), particularly the uncertainties surrounding Company’s current financial condition and the ability to convert its proprietary technologies, processes and equipment into consistent and meaningful revenue streams, are outweighed by the certain value, and the amount of that value, that is likely available to shareholders as a result of the CVAT Offer.

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The Company Board believes that the CVAT Offer is fair and is in the best interests of Company’s shareholders.

The Company Board’s recommendation to shareholders is its initial recommendation. Once the Final Offer Price is determined following the Record Date and the Company has had an opportunity to review the Fairness Opinion that will be obtained by Alchemy, the Company Board will issue a final recommendation to shareholders.

B. The Alchemy Tender Offer

Recommendation of the Alchemy Board

Following the meeting of the Company Board held by audio teleconference on October 26, 2026, the Alchemy Board, consisting of two of the three directors serving on the Company Board, considered the ABI Offer announced by Purchaser on October 20, 2026. After initially reviewing the ABI Offer, including the price formula included in the ABI Offer to Purchase, and the BF-CVAT Agreement, the Alchemy Board unanimously (1) determined that the BF-ABI Agreement and the cash tender offer for ABI Shares contemplated thereby, including the resulting ABI Offer announced by Purchaser on October 20, 2026, are potentially fair and in the best interests of Alchemy and its shareholders, and (2) approved and declared advisable the BF-ABI Agreement and the tender offer transaction contemplated thereby, including the resulting ABI Offer, in accordance with the requirements of Delaware law. However, since ABI is a privately held Delaware corporation and the ABI Shares are not listed or publicly traded on any national stock exchange or in the OTC Market, the Alchemy Board will not have the ability to evaluate the ABI Offer objectively, and utilizing appropriate valuation criteria, until Alchemy has (i) reviewed the Fairness Opinion that will be secured by Alchemy in order to obtain a third party appraisal and estimate of the fair market value of Alchemy and the associated capitalized value of Alchemy reflected in the ABI Shares, and (ii) reviewed and evaluated the Final Offer Price for ABI Shares as determined and announced by Purchaser following the Record Date.

The Alchemy Board, as its initial recommendation, has unanimously taken a “neutral position” on whether Alchemy’s shareholders should accept the ABI Offer and tender their ABI Shares to Purchaser in the ABI Offer.

After the Alchemy Board has received and evaluated the Fairness Opinion and the Final Offer Price (per share) for ABI Shares that are tendered in the ABI Offer, the Alchemy Board will issue a final recommendation to Alchemy shareholders.

Information concerning the Fairness Opinion in this Schedule 14D-9 is set forth in “Item 2. Identity and Background of Filing Person”, under the subheading “Fairness Opinion for Alchemy”, and “Item 8. Additional Information to be Furnished”, in subitem A. entitled “The CVAT Tender Offer”, under the subheading entitled “The Fairness Opinion”, including the documents referenced therein, is incorporated herein by reference.

Background of the ABI Offer

Information set forth in this Schedule 14D-9 in this “Item 4. The Solicitation or Recommendation”, under subitem A. entitled “The CVAT Tender Offer”, is incorporated herein by reference.

Reasons for the Alchemy Board’s Initial Recommendation

The Alchemy Board’s initial recommendation that it has taken a “neutral position” with respect to the ABI Offer is based on the following:

1. Since ABI is a privately held Delaware corporation and the ABI Shares are not listed or publicly traded on any national stock exchange or in the OTC Market, the Alchemy Board will not have the ability to evaluate objectively the ABI Offer and the Final Offer Price for ABI Shares determined and announced by Purchaser following the Record Date until the Alchemy Board has obtained and reviewed the Fairness Opinion. The Fairness Opinion is intended to provide protection to both Alchemy and its shareholders.

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2. The Alchemy Board will issue a final recommendation as to the ABI Offer once the Alchemy Board has (a) received and fully evaluated the Fairness Opinion, (b) communicated with Purchaser concerning whether the value estimates contained in the Fairness Opinion warrant adjustments in the Final Offer Price, and (c) evaluated the Final Offer Price for ABI Shares, including any price adjustments resulting from the Fairness Opinion.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

A. The CVAT Tender Offer

Neither Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Company’s shareholders on its behalf concerning the CVAT Offer or the CVAT Offer to Purchase.

B. The Alchemy Tender Offer

Neither Alchemy nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Alchemy’s shareholders on its behalf concerning the ABI Offer or the ABI Offer to Purchase.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

A. The CVAT Tender Offer

Other than as set forth below, no transactions with respect to CVAT Shares have been effected by Company or, to the knowledge of Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9:

•	On or about October 29, 2026, Company issued a convertible note to a commercial lender in the principal amount of $100,000 and having a maturity date six months from the date of the note. The note grants to the holder the right, at any time after the maturity date, to elect to convert all or any part of the outstanding principal under the note to CVAT Shares. This convertible note was issued by Company for the purpose of raising capital for general corporate purposes and to meet the operating expenses of Company incurred in the normal course of its business.

B. The Alchemy Tender Offer

No transactions with respect to ABI Shares have been effected by Alchemy or, to the knowledge of Alchemy after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

A. The CVAT Tender Offer

Except as indicated in this Schedule 14D-9, Company is not undertaking or engaged in any negotiations in response to the CVAT Offer that relate to (1) a tender offer for or other acquisition of Company’s securities by Company, Company’s subsidiaries or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Company or Company’s subsidiaries, (3) any purchase, sale or transfer of a material amount of assets of Company or Company’s subsidiaries, or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of Company.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the CVAT Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

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B. The Alchemy Tender Offer

Except as indicated in this Schedule 14D-9, Alchemy is not undertaking or engaged in any negotiations in response to the ABI Offer that relate to (1) a tender offer for or other acquisition of Alchemy’s securities by Alchemy, Alchemy’s subsidiaries or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Alchemy or Alchemy’s subsidiaries, (3) any purchase, sale or transfer of a material amount of assets of Alchemy or Alchemy’s subsidiaries, or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of Alchemy.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the ABI Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

A. The CVAT Tender Offer

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

Regulatory Approvals

CFIUS Review

One of the key Offer Conditions set forth in the CVAT Offer - which is disclosed by Purchaser in Section 6(i) of the CVAT Offer to Purchase (a copy of which is filed as Exhibit (a)(1)(A) to this Schedule 14D-9) - is that the CVAT Offer and the related transaction shall have been reviewed by the Committee on Foreign Investment  in the United States (“CFIUS”) and CFIUS shall have notified Purchaser or Company that it has concluded all action under Section 721 of the Defense Production Act of 1950, as amended.

As stated in Section 10.07(b) of the BF-CVAT Agreement (a copy of which is filed as Exhibit (d)(1) to this Schedule 14D-9), Company and Purchaser have determined that a mandatory 30-day declaration will be filed by each of them with CFIUS pursuant to 31 C.F.R. § 801.401 and § 801.402 with respect to the CVAT Offer, the CVAT Offer to Purchase, and the transaction contemplated by the BF-CVAT Agreement. In the event that CFIUS, following a review of the mandatory declaration, states that it cannot conclude action on the basis of the mandatory declaration or elects to initiate a full review of the CVAT Offer and the related transaction, Company and Purchaser will fully cooperate in preparing and filing with CFIUS a full notice under 31 C.F.R. Part 800, Subpart E.

If CFIUS notifies Company and Purchaser in writing, either following its review of the mandatory declaration or following a full review of a notice, that it has concluded all action under Section 721 of the Defense Production Act of 1950, as amended, or if the Offer Condition is waived by Purchaser, the CFIUS condition included as an Offer Condition in the CVAT Offer to Purchase will be deemed satisfied.

Antitrust Review

Company has determined, consistent with the determination made by Company and Purchaser in the BF-CVAT Agreement, that the CVAT Offer, the CVAT Offer to Purchase, and the transaction contemplated by the BF-CVAT Agreement does not, and will not under any circumstances, meet the “size of transaction” minimum threshold, as adjusted, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and the regulations promulgated thereunder, or under any applicable state laws, rules or regulations. For that reason, no premerger notification and report form is or will be required to be filed with the (U.S.) Federal Trade Commission or the (U.S.) Department of Justice under or pursuant to the HSR Act or any state regulatory agency under any similar state law.

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Legal Proceedings

To the knowledge of Company, there are no civil actions, or other legal proceedings, either pending or threatened, involving Company or its affiliates, or any director or executive officer of Company, that have, or reasonably could have, a material and adverse effect on the CVAT Offer or the ability of Purchaser to consummate the CVAT Offer.

Shareholder Approval Not Required

Since the CVAT Offer consists of a cash tender offer for outstanding CVAT Shares, made directly to shareholders of Company, and no merger, consolidation or other statutory extraordinary transaction is involved, no shareholder approval of the CVAT Offer, the CVAT Offer to Purchase, or the BF-CVAT Agreement is required under the Nevada Corporation Law or other laws of Nevada, the place of Company’s organization.

Appraisal Rights

Since the CVAT Offer consists of a cash tender offer for outstanding CVAT Shares, made directly to shareholders of Company, that does not involve a merger, consolidation or other statutory extraordinary transaction, no shareholder appraisal rights are granted or triggered by or under the Nevada Corporation Law or other laws of Nevada, the place of Company’s organization.

Nevada Anti-Takeover Statutes

Inapplicability of NRS § 78.378-78.3793

The Nevada “Acquisition of Controlling Interest” statute set forth in the Nevada Revised Statutes (NRS) § 78.378 through § 78.3793 (the “Control Share Statute”) provides that any person or entity that acquires 20% or more of the outstanding voting shares in an “issuing corporation” in the secondary public or private market may be denied voting rights in the acquired shares unless a majority of the disinterested stockholders of the corporation elect to restore such voting rights in whole or in part. The Control Share Statute is only applicable to the shares of an “issuing corporation”, defined under NRS § 78.3788 to mean a Nevada corporation that (1) has 200 or more shareholders, with at least 100 being shareholders of record at all times during a period of ninety days prior to a specified date with a Nevada address listed in the corporation’s stock ledger, and (2) transacts business, directly or through its affiliates, in the state of Nevada.

Company has determined that (1) it has more than 200 shareholders but does not have, and did not have within the 90-day period preceding the filing of this Schedule 14D-9, 100 or more shareholders that have a Nevada address listed on the books of Company, and (2) Company does not transact business in Nevada (other than Nevada being the Company’s place of organization). For these reasons, the Control Share Statute does not apply to the CVAT Offer, the CVAT Offer to Purchase, or the transaction contemplated by the BF-CVAT Agreement.

Inapplicability of NRS § 78.411-78.444

The Nevada “Combination with Interested Stockholders” statute at NRS § 78.411 through § 78.444 (the “Combination Statute”), if applicable to a transaction, will prevent an “interested stockholder” and a resident domestic Nevada corporation from entering into a “combination” (e.g. any merger, consolidation, sale, lease, exchange, mortgage, pledge, transfer or other disposition) unless certain conditions are met. Under NRS § 78.423, an “interested stockholder” means the beneficial owner of 10% or more of the voting shares of a resident domestic (Nevada) corporation. Under NRS § 78.433, subsection 1(a), the Combination Statute will not apply to a Nevada corporation that was not a “publicly traded corporation” (as such term is defined in NRS § 78.010, sub. 1(e), and in other provisions of the Nevada Corporation Law) on the date that the person became an “interested stockholder” unless the articles of incorporation of the Nevada corporation provide otherwise.

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(1) Company has never been a “publicly traded corporation” within the meaning of NRS § 78.010, sub.1(e) (and as such term is also defined elsewhere in the Nevada Corporation Law), and (2) Company’s articles of incorporation do not affirmatively provide, and have never provided, for the application of the Combination Statute to any combination involving Company under the Combination Statute. For these reasons, the Combination Statute does not apply to the CVAT Offer, the CVAT Offer to Purchase, or the transaction contemplated by the BF-CVAT Agreement.

The Fairness Opinion

The information set forth in this Schedule 14D-9 under “Item 2. Identity and Background of Filing Person”, under the subheading “Fairness Opinion for Alchemy”, is incorporated herein by reference.

More detailed information concerning the Fairness Opinion, and the potential impact it may have on the ABI Offer and the CVAT Offer, respectively, is set forth in the following documents and is incorporated herein by reference:

•	The CVAT Offer to Purchase under “Section 16. The Concurrent Alchemy Tender Offer”, under the subheading “Potential Impact of the ABI Offer on the CVAT Offer” (subsection (b)). (A copy of the CVAT Offer to Purchase is filed as Exhibit (a)(1)(A) to this Schedule 14D-9);

•	The ABI Offer to Purchase under “Section 16. Additional Information-Fairness Opinion”, and under “Section 14. Termination” (third paragraph, fourth bullet). (A copy of the ABI Offer to Purchase is filed as Exhibit (a)(1)(C) to this Schedule 14D-9);

•	The BF-CVAT Agreement under “Section 10.06 Company Board Recommendations”, subsection (c) entitled “Changed Circumstances”, and subsection (d) entitled “Fairness Opinion in Alchemy Transaction”. (A copy of the BF-CVAT Agreement is filed as Exhibit (d)(1) to this Schedule 14D-9); and

•	The BF-ABI Agreement under “Section 8.03 Alchemy Board Positions; Recommendations”, subsection (a) entitled “Alchemy Board Recommendations”, and subsection (b) entitled “Initial Alchemy Board Recommendation; Fairness Opinion”; “Section 8.04 Fairness Opinion”; and “Section 9.01 Termination”, subsection (a)(4). (A copy of the BF-ABI Agreement is filed as Exhibit (d)(2) to this Schedule 14D-9).

B. The Alchemy Tender Offer

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

Regulatory Approvals

CFIUS Review

One of the key Offer Conditions set forth in the ABI Offer - which is disclosed by Purchaser in Section 6(h) of the ABI Offer to Purchase (a copy of which is filed as Exhibit (a)(1)(C) to this Schedule 14D-9) - is that the ABI Offer and the related transaction shall have been reviewed by CFIUS and CFIUS shall have notified Purchaser or Alchemy that it has concluded all action under Section 721 of the Defense Production Act of 1950, as amended.

As stated in Section 10.07(b) of the BF-ABI Agreement (a copy of which is filed as Exhibit (d)(2) to this Schedule 14D-9), Alchemy and Purchaser have determined that a mandatory 30-day declaration will be filed by each of them with CFIUS pursuant to 31 C.F.R. § 801.401 and § 801.402 with respect to the ABI Offer, the ABI Offer to Purchase, and the transaction contemplated by the BF-ABI Agreement. In the event that CFIUS, following a review of the mandatory declaration, states that it cannot conclude action on the basis of the mandatory declaration or elects to initiate a full review of the ABI Offer and the related transaction, Alchemy and Purchaser will fully cooperate in preparing and filing with CFIUS a full notice under 31 C.F.R. Part 800, Subpart E.

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If CFIUS notifies Alchemy and Purchaser in writing, either following its review of the mandatory declaration or following a full review of a notice, that it has concluded all action under Section 721 of the Defense Production Act of 1950, as amended, or if the Offer Condition is waived by Purchaser, the CFIUS condition included as an Offer Condition in the ABI Offer to Purchase will be deemed satisfied.

Antitrust Review

Alchemy has determined, consistent with the determination made by Alchemy and Purchaser in the BF-ABI Agreement, that the ABI Offer, the ABI Offer to Purchase, and the transaction contemplated by the BF-ABI Agreement does not, and will not under any circumstances, meet the “size of transaction” minimum threshold, as adjusted, under the HSR Act and the regulations promulgated thereunder, or under any applicable state laws, rules or regulations. For that reason, no premerger notification and report form is or will be required to be filed with the (U.S.) Federal Trade Commission or the (U.S.) Department of Justice under or pursuant to the HSR Act or any state regulatory agency under any similar state law.

Legal Proceedings

To the knowledge of Alchemy, there are no civil actions, or other legal proceedings, either pending or threatened, involving Alchemy or its affiliates, or any director or executive officer of Alchemy, that have, or reasonably could have, a material and adverse effect on the ABI Offer or the ability of Purchaser to consummate the ABI Offer.

Shareholder Approval Not Required

Since the ABI Offer consists of a cash tender offer for outstanding ABI Shares, made directly to shareholders of Alchemy, and no merger, consolidation or other statutory extraordinary transaction is involved, no shareholder approval of the ABI Offer, the ABI Offer to Purchase, or the BF-ABI Agreement is required under the Delaware General Corporation Law or other laws of Delaware, the place of ABI’s organization.

Appraisal Rights

Since the ABI Offer consists of a cash tender offer for outstanding ABI Shares, made directly to shareholders of Alchemy, that does not involve a merger, consolidation or other statutory extraordinary transaction, no shareholder appraisal rights are granted or triggered by or under the Delaware General Corporation Law or other laws of Delaware, the place of Alchemy’s organization.

Delaware Anti-Takeover Statute

Alchemy is a Delaware corporation and is therefore subject to Section 203 of the Delaware General Corporation Law. Generally, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless (1) the board of directors of the Delaware corporation approved the transaction before such person became an interested stockholder, (2) upon consummation of the transaction that caused or enabled such person to become an interested stockholder, the interested stockholder owned at least 85% of the Delaware corporation’s voting stock that was outstanding at the time the transaction commenced (excluding outstanding stock held by directors that are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is (i) approved by the board of directors of the corporation, and (ii) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66-2/3% of the outstanding voting stock of the Delaware corporation that is not owned by the interested stockholder.

Alchemy’s Board has, despite taking a neutral position in its initial recommendation to Alchemy shareholders, approved the BF-ABI Agreement and the transaction contemplated thereby, including the CVAT Offer. In addition, Purchaser has represented that it is not and has not been an interested stockholder of Alchemy at any time during the past three years. For these reasons, Section 203 and its restrictions are not applicable to the ABI Offer, the ABI Offer to Purchase, and the transaction contemplated by the BF-ABI Agreement.

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The Fairness Opinion

The information set forth under this “Item 8. Additional Information to be Furnished”, in Subitem A. entitled “The CVAT Tender Offer”, under the subheading entitled “The Fairness Opinion”, including the documents referenced therein, is incorporated herein by reference.

C. Other Information

Annual and Quarterly Reports

For additional information regarding the business and financial results of Company, please see Company’s Annual Report on Form 10-K for the period ended June 30, 2026, filed with the SEC on October 6, 2026, and Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2026, filed with the SEC on October 27, 2026.

Forward-Looking Statements

This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the CVAT Offer and the ABI Offer, respectively, will not close because of, among other things, a failure to satisfy one or more of the Offer Conditions in either the CVAT Offer or the ABI Offer, as the case may be. Forward-looking statements, for example, include statements relating to: the anticipated timing of filings and approvals relating to the transactions, including reports and filings with, and approvals or clearances from the Committee on Foreign Investment in the United States (“CFIUS”) or that may be required under other federal or applicable state laws, rules or regulations; the expected timing of the completion of the transactions; the ability to complete the transactions considering the various Offer Conditions; projections or forecasts of earnings; estimated final offer prices under the CVAT Offer or the ABI Offer; the expected benefits and costs of the transaction; management plans relating to the transactions and future operations; any expectation or belief; and any assumption underlying any of the foregoing.

Additional information on these and other risks, uncertainties and factors is included in Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the Securities and Exchange Commission. Accordingly, no assurances can be given as to whether the transactions will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. However, Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with Company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

The following Exhibit Index lists the Exhibits that are attached to and filed or incorporated by reference to this Schedule 14D-9:

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)	CVAT Offer to Purchase dated October 9, 2026 (CVAT Shares) (incorporated by reference from Exhibit 99.(A)(1)(A) to Company’s Form SC TO-T, filed on October 20, 2026)
(a)(1)(B)	Form of CVAT Letter of Transmittal (incorporated by reference from Exhibit 99.(A)(1)(B) to Company’s Form SC TO-T, filed on October 20, 2026)
(a)(1)(C)	ABI Offer to Purchase dated October 9, 2026 (ABI Shares) (incorporated by reference from Exhibit 99.(A)(1)(C) to Company’s Form SC TO-T, filed on October 20, 2026)
(a)(1)(D)	Form of ABI Letter of Transmittal (incorporated by reference from Exhibit 99.(A)(1)(D) to Company’s Form SC TO-T, filed on October 20, 2026)
(a)(1)(E)	Form of Notice of Guaranteed Delivery (CVAT Shares) (incorporated by reference from Exhibit 99.(A)(1)(E) to Company’s Form SC TO-T, filed on October 20, 2026)
(a)(1)(F)	Form of Notice of Guaranteed Delivery (ABI Shares) (incorporated by reference from Exhibit 99.(A)(1)(F) to Company’s Form SC TO-T, filed on October 20, 2026)
(a)(1)(G)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (CVAT Shares) (incorporated by reference from Exhibit 99.(A)(1)(G) to Company’s Form SC TO-T, filed on October 20, 2026)
(a)(1)(H)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (ABI Shares) (incorporated by reference from Exhibit 99.(A)(1)(H) to Company’s Form SC TO-T, filed on October 20, 2026)
(a)(1)(I)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees (CVAT Shares) (incorporated by reference from Exhibit 99.(A)(1)(I) to Company’s Form SC TO-T, filed on October 20, 2026)
(a)(1)(J)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees (ABI Shares) (incorporated by reference from Exhibit 99.(A)(1)(J) to Company’s Form SC TO-T, filed on October 20, 2026)
(a)(5)(A)	News Release dated October 21, 2026, issued by BrightFlixx Finance (Luxembourg) S.A. (incorporated by reference from Exhibit 99.(A)(5)(A) to Company’s Form SC TO-T, filed on October 20, 2026)
(a)(5)(B)	News Release dated October 9, 2026 issued by Cavitation Technologies, Inc. (incorporated by reference from Exhibit 99.(A)(5)(B) to Company’s Form SC TO-T, filed on October 20, 2026)
(b)(1)	Not applicable
(d)(1)	Tender Offer Agreement dated October 9, 2026 between BrightFlixx Finance (Luxembourg) S.A. and Cavitation Technologies, Inc. (incorporated by reference from Exhibit 99.(D)(1) to Company’s Form SC TO-T, filed on October 20, 2026)
(d)(2)	Tender Offer Agreement dated October 9, 2026 between BrightFlixx Finance (Luxembourg) S.A. and Alchemy Beverages Inc. (incorporated by reference from Exhibit 99.(D)(2) to Company’s Form SC TO-T, filed on October 20, 2026)
(d)(3)	Confidentiality Agreement dated October 9, 2026 between BrightFlixx Finance (Luxembourg) S.A. and Cavitation Technologies, Inc. (incorporated by reference from Exhibit 99.(D)(3) to Company’s Form SC TO-T, filed on October 20, 2026)
(d)(4)	Confidentiality Agreement dated October 9, 2026 between BrightFlixx Finance (Luxembourg) S.A. and Alchemy Beverages Inc. (incorporated by reference from Exhibit 99.(D)(4) to Company’s Form SC TO-T, filed on October 20, 2026)
(g)	Not applicable
(h)	Not applicable

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 3, 2026

CAVITATION TECHNOLOGIES, INC.

By: /s/ Neil Voloshin
Name: Neil Voloshin
Title: President and Principal Executive Officer

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